Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

April 10, 2013

Ms. Ashley Vroman-Lee

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Life Insurance Company
Separate Account VA B
Initial Filing to Form N-4 Registration Statement (File No. 333-186032)

Transamerica Financial Life Insurance Company
Separate Account VA BNY
Initial Filing to Form N-4 Registration Statement (File No. 333-186036)

Dear Ms. Vroman-Lee:

This letter responds to written comments that you provided with respect to the above-referenced Initial Filings for Separate Account VA B of Transamerica Life Insurance Company (“TLIC” or “we”) and Separate Account VA BNY (“TFLIC” or “we”) relating to the Transamerica Income Elite II variable annuity. For your convenience, I have restated those comments below, and followed each comment with our response.

Prospectus

1.	Introduction – Please consider either defining “Financial Intermediary” or making it lowercase throughout the registration statement. (page 5)

Response: The disclosure has been revised as requested. (See page 3)

2.	Optional Guaranteed Benefits – Please add disclosure alerting investors that additional fees may apply if an investor chooses any of the optional guaranteed benefits (i.e. additional fees may apply). (page 5)

Response: The disclosure has been revised as requested. (See page 3)

3.	Expense Example – Please confirm supplementally that expense examples are the same if a purchaser surrenders a contract; annuitizes a contract, and does not surrender a contract. (page 11)

Response: We confirm that the expense examples are the same if a purchaser surrenders a contract; annuitizes a contract, and does not surrender a contract.

4.	Total Portfolio Annual Operating Expenses – Please explain supplementally whether Transamerica obtains a representation as to the accuracy and completeness of the fee table information provided by the underlying fund portfolios. (page 14)

Response: Information regarding the underlying fund portfolios, including fund annual expense information, is provided to the Company pursuant to participation agreements with the funds. Pursuant to

Ms. Ashley Vroman-Lee April 10, 2013 2 | P a g e

the participation agreements, the funds are contractually responsible for the accuracy of information provided to the Company for inclusion in the policy prospectus.

5.	Fixed Account – Please provide additional information as to when the fixed account would not be available. (page 21)

Response: The disclosure has been revised as requested. (See page 13)

6.	Incoming Payments Table Chart – Please replace “Us” in the chart heading with the correct entity/defined term. Also, the chart only lists one fund. Please revise the disclosure prior to the chart to state whether this fund is available under a purchaser’s policy. (page 30)

Response: The term “Us” is defined on the cover of the prospectus. The disclosure has been revised as requested with regard to the second part of your comment. (See page 20)

7.	Notes to Incoming Payments Table – Please replace “ours” in “Transamerica Series Trust (“TST”)” note with correct entity/defined entity. (page 30)

Response: “Ours” is defined on the cover of the prospectus.

8.	Excess Interest Adjustment – To avoid confusion, please re-define the variable “S” in the Excess Interest Adjustment formula to remove references to surrender charges (as the Income Elite II contract does not impose such a charge). (page 33 and page 70)

Response: The disclosure has been revised as requested. (See pages 25 and 74)

9.	Excess Interest Adjustment – Please consider providing an example in the prospectus of the formula used to determine the excess interest adjustment. Please cross-reference to the Appendix discussing Excess Interest Adjustment Examples. (page 33 and page 70)

Response: The disclosure has been revised as requested to include a cross-reference to the appendix which is tangential to the formula.

10.	Signature Guarantee – Please provide the best number for a customer to call for current requirements. (page 34)

Response: The disclosure has been revised as requested. (See page 26)

11.	Annuity Payments – After the second sentence, please state what specific information will be required to change the annuity commencement date. The disclosure currently says, “(Y)ou can change this date by giving us 30 days notice with the information we need.” (page 35)

Response: The disclosure has been revised as requested. (See page 26)

12.	Return of Premium Death Benefit – The disclosure indicates there is an extra charge for the death benefit. Please provide a cross-reference to the fees of the death benefit. (page 40)

Response: The disclosure has been revised as requested. (See page 31)

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13.	State Variations – Please change the word “deliver” to “delivery” under the Connecticut disclosure. (page 97)

Response: The disclosure has been revised as requested. (See page 56)

14.	Distribution of the Policies – Please revise the following for clarity, “…but the maximum commission is of premiums (additional amounts may be paid as overrides to wholesalers.)” (page 103)

Response: The disclosure has been revised as requested. (See page 63)

15.	Portfolios Associated with the Subaccounts Chart - Please include a reference note to footnote “(3)” listed next to Transamerica Asset management, Inc. (page 112)

Response: The disclosure has been revised as requested. (See page 68)

16.	Excess Interest Adjustment Examples – The note to the Appendix says that the exponentiation represents the compounding of the interest rate. Please explain supplementally where the exponentiation occurs in the example. (page 121, page 71/clean)

Response: The disclosure has been revised as requested. (See page 74)

17.	Riders – Please consider lettering or numbering the riders in the appendices for easier reading (i.e. Appendix A, B, C, etc.) and providing appropriate cross-references throughout the registration statement.

Response: Due to system limitations it is impossible for us to label the appendices.

18.	General Comment – Several quote marks are backwards. Please revise. (i.e. “spouse”, “investment in the contract”; “partial annuitization”; “investment income,” among others).

Response: The disclosure has been corrected throughout the prospectus.

Statement of Additional Information

19.	Other Performance Data – Please explain supplementally the following sentence, “(T)he non-standard format will be identical to the standard format.” Please consider removing tis sentence as it could be seen as confusing. (page 16)

Response: The disclosure has been revised. (See page 16)

Part C

20.	Item 28 – Indemnification – Please explain supplementally what the following statement means, “(T)he Code also specifies producers for determining when indemnification payments can be made.”

Response: The sentence has been revised, “producers” has been replaced with “procedures”. See the Part C of the Registration Statement.

Other comments

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21.	Powers of Attorney – Please submit the powers of attorney so that they will “relate to a specific filing” as required by Rule 483(b) under the Securities Act of 1933.

Response: Updated Powers of Attorney will be filed with the Pre-Effective Amendment.

22.	Series and Class Identifiers – Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

Response: The name on the front cover of the prospectus will be the same as the EDGAR class Identifier.

23.	Guarantees and Support Agreements – Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response: There are not guaranteed or support agreement with third parties to support the guaranteed under the policy. The Company will be primarily responsible for paying out on any guarantees associated with the policy.

24.	Financial Statements, Exhibits, and Other Information – Please confirm that the financial statements, exhibits, and any missing or outdated information will be filed by a pre-effective amendment to the registration statement.

Response: The required financial statements and exhibits will be filed in a pre-effective amendment.

25.	Tandy Representation – We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge the Tandy Representation as noted above.

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I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
Managing Assistant General Counsel
Transamerica Capital Management Division
Transamerica Life Insurance Company and
Transamerica Financial Life Insurance Company

INTRODUCTION

How to buy this variable annuity

✓ CHOOSE BETWEEN QUALIFIED AND NON-QUALIFIED

	Qualified Policy* Minimum Initial Deposit	Non-Qualified Policy Minimum Initial Deposit	Surrender Charge Period	Mortality & Expense Risk and Administrative Charges
Income Elite II	$1,000	$5,000	0 years	0.45%

* We currently issue new policies to the following ~~qualified~~ plans: Traditional IRAs, Roth IRAs, SIMPLE IRAs, SEP-IRAs, 457(f) plans (in certain circumstances) and Section 401(a) plans (including profit sharing plans, defined benefit pension plans, defined contribution pension plans, 401(k) plans, combination defined benefit/contribution plans).

This table does not show underlying fund portfolio expenses, annual service charge and optional rider fees. This variable annuity may not be available through your ~~F~~financial ~~I~~ intermediary.

✓ CHOOSE INVESTMENT OPTIONS

•	Subaccounts - Funds representing a range of investment strategies, objectives and asset classes.
•	~~Subaccounts - Funds representing a range of investment strategies, objectives and asset classes~~
•	Fixed Account - A fixed interest account (if available).
•	~~Fixed Account - A fixed interest account (if available)~~

Subject to limitations, you may move your investment among each of these groups.

~~Subject to limitations, you may move your investment among each of these groups.~~

✓ CHOOSE OPTIONAL GUARANTEED BENEFITS (IF DESIRED)

Guaranteed Lifetime Withdrawal Benefit~~s~~	Retirement Income MaxSM*
Death Benefits	Return of Premium*

~~* Investment restrictions apply~~

~~Optional benefits may not be available through your Financial intermediary or in all states.~~

* Investment or other restrictions may apply

Additional fees may apply. Optional benefits may not be available through your financial intermediary or in all states.

the SEC. Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuity policies, or from affecting an exchange between series or classes of variable annuity policies on the basis of your requests.

New subaccounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by us. Each additional subaccount will purchase shares in a mutual fund portfolio, or other investment vehicle. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, we will notify you and request a reallocation of the amounts invested in the eliminated subaccount.

Similarly, we may, at our discretion, close a subaccount to new investment. Any subsequent premium payments, asset rebalance programs or dollar cost averaging transactions into a closed subaccount will be re-allocated to the remaining available investment options according to the investment allocation instructions you previously provided. Under asset rebalance programs the value remaining in the closed fund will be excluded from any future rebalancing. The value of the closed fund will continue to fluctuate due to portfolio performance, and may exceed the original rebalance percentages you requested. As you consider your overall investment strategy within your policy, you should also consider whether or not to re-allocate the value remaining in the closed fund to another investment choice. If you decide to re-allocate the value of the closed fund, you will need to provide us with instructions to achieve your goal.

If you allocate premium to a subaccount that is closed to new investment, we will require new instructions. If we do not receive new instructions, the requested transaction will be canceled and the premium will be returned.

In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in the policies as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the separate account may be (1) operated as a management company under the 1940 Act or any other form permitted by law, (2) deregistered under the 1940 Act in the event such registration is no longer required or (3) combined with one or more other separate accounts. To the extent permitted by applicable law, we also may (1) transfer the assets of the separate account associated with the policies to another account or accounts, (2) restrict or eliminate any voting rights of owners or other persons who have voting rights as to the separate account, (3) create new separate accounts, (4) add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts or (5) add new underlying fund portfolios, or substitute a new fund for an existing fund.

~~The Fixed Account.~~

The Fixed Account

~~The fixed account may, but will not always, be available.~~We may offer one or more fixed account options for investment. If available, premium payments allocated and amounts transferred to the fixed account become part of our general account. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions

• Rule 12b-1 Fees. We and/or our affiliate, Transamerica Capital, Inc. (“TCI”) who is the principal underwriter for the policies, indirectly receive 12b-1 fees from the funds available as investment choices under our variable insurance products. Any 12b-1 fees received by TCI that are attributable to our variable insurance products are then credited to us. These fees range from 0.00% to 0.45% of the average daily assets of the certain underlying fund portfolios attributable to the policies and to certain other variable insurance products that we and our affiliates issue.

• Administrative, Marketing and Support Service Fees (“Support Fees”). As noted above, an investment adviser, subadviser, administrator and/or distributor (or affiliates thereof) of the underlying fund portfolios may make payments to us and/or our affiliates, including TCI. These payments may be derived, in whole or in part, from the profits the investment adviser or subadviser realized on the advisory fee deducted from underlying fund portfolio assets. Policy owners, through their indirect investment in the underlying fund portfolios, bear the costs of these advisory fees (see the prospectuses for the underlying funds for more information). The amount of the payments we (or our affiliates) receive is generally based on a percentage of the assets of the particular underlying fund portfolios attributable to the policy and to certain other variable insurance products that our affiliates and we issue. These percentages differ and the amounts may be significant. Some advisers or sub-advisers (or other affiliates) pay us more than others.

The following chart provides the maximum combined percentages of 12b-1 fees and Support Fees that we anticipate will be paid to us on an annual basis.~~Please note: Some of the underlying funds listed in the chart below may not currently be available under your policy:~~

Incoming Payments to Us and/or TCI
Fund	Maximum Fee % of assets
TRANSAMERICA SERIES TRUST	0.25%

NOTES TO INCOMING PAYMENTS TABLE:

Maximum Fee % of assets: Payments are based on a percentage of the average assets of each underlying fund portfolio owned by the subaccounts available under this policy and under certain other variable insurance products offered by our affiliates and us. We and/or TCI may continue to receive 12b-1 fees and administrative fees on subaccounts that are closed to new investments, depending on the terms of the agreements supporting those payments and on the services provided.

~~Transamerica Series Trust (“~~TST~~”)~~: Because TST is managed by ~~Transamerica Asset Management, Inc. (“TAM”),~~ TAM, an affiliate of ours, there are additional benefits to us and our affiliates for amounts you allocate to the TST underlying fund portfolios, in terms of our and our affiliates’ overall profitability. These additional benefits may be significant. Payments or other benefits may be received from TAM. Such payments or benefits may be entered into for a variety of purposes, such as to allocate resources to us to provide administrative services to the policyholders who invest in the TST underlying fund portfolios. These payments or benefits may take the form of internal credits, recognition, or cash payments. A variety of financial and accounting methods may be used to allocate resources and profits to us. Additionally, if a TST portfolio is subadvised by an entity that is affiliated with us, we may retain more revenue than on those TST portfolios that are subadvised by non-affiliated entities. During 2012 we received ~~$89,306,110.22~~$112,349,723.11 for Transamerica Life Insurance Company and $4,093,985.92 for Transamerica Financial Life Insurance Company in benefits from TAM pursuant to these arrangements. This includes the 0.25% amount in the above chart. We anticipate receiving comparable amounts in the future.

Other Payments. TCI also serves as the wholesale distributor for the policies, and in that capacity directly or indirectly receives additional amounts or different percentages of assets under management from certain advisers and subadvisers to the underlying fund portfolios (or their affiliates) with regard to variable insurance products and/or mutual funds that are issued by us and our affiliates. These amounts may be derived, in whole or in part, from the

The formula that will be used to determine the excess interest adjustment is:

S* (G-C)* (M/12)

S = Is the amount (before ~~surrender charges,~~ premium taxes and the application of any Guaranteed Minimum Death Benefits, if any) being surrendered, withdrawn, transferred, paid upon death, or applied to an income option that is subject to the excess interest adjustment;

G = Is the guaranteed interest rate for the guaranteed period applicable to “S”;

C = Is the current guaranteed interest rate then being offered on new premium payments for the next longer option period than “M”. If this policy form or such an option period is no longer offered, “C” will be the U.S. Treasury rate for the next longer maturity (in whole years) than “M” on the 25th day of the previous calendar month; and

M = Number of months remaining in the current option period for “S”, rounded up to the next higher whole number of months.

*	= multiplication

Please see “Appendix - Excess Interest Adjustment Examples” for more detailed information concerning the excess interest adjustment calculation.

There will be no excess interest adjustment on any of the following:

•	surrenders of cumulative interest credited;
•	Nursing Care and Terminal Condition Withdrawal Option surrenders;
•	Unemployment Waiver surrenders;
•	transfers from a Dollar Cost Averaging fixed source;
•	surrenders to satisfy any minimum distribution requirements; and
•	Systematic Payout Option payments, which do not exceed cumulative interest credited at the time of payment.

Please note that in these circumstances you will not receive a higher cash value if interest rates have fallen nor will you receive a lower cash value if interest rates have risen.

The excess interest adjustment may vary for certain policies and may not be applicable for all policies.

Signature Guarantee

As a protection against fraud, we require a signature guarantee (i.e., Medallion Signature Guarantee as required by us) for the following transaction requests:

•	Any surrenders over $250,000;
•	Certain surrenders on or within 15 days of an address change;
•	Any ~~disbursement~~surrender request made on or within 15 days of an ownership change;
•

Any surrender when we have been directed to send proceeds to a different personal address from the address of record for that contract owner’s account. PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity for another with the same owner in a “tax-free exchange”;

•	Any surrender when we do not have an originating or guaranteed signature on file;
•	Any other transaction ~~where~~ we require.

We may change the specific requirements listed above, or add signature guarantees in other circumstances, at our discretion if we deem it necessary or appropriate to help protect against fraud. For current requirements, please refer to the requirements listed on the appropriate form or call us at (800)525-6205.

You can obtain a Medallion signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. The best source of a Medallion signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. A notary public cannot provide a Medallion signature guarantee. Notarization will not substitute for a Medallion signature guarantee.

ANNUITY PAYMENTS (THE INCOME PHASE)

You can generally change the annuity commencement ~~date. You can change this~~ date by giving us 30 days notice with the ~~information we need.~~ new date or age. The latest ~~maximum~~ annuity commencement date generally cannot be later than the last day of the month following the month in which the annuitant attains age 99 (earlier if required by state law). In no event can this date be earlier than the third policy anniversary.

Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the death benefit is payable in a lump sum or under one of the annuity payment options (unless the surviving spouse is eligible to and elects to continues the policy).

Unless you specify otherwise, the ~~annuitant~~owner will receive the annuity payments. After the annuitant’s death, the beneficiary you designate at annuitization will receive any remaining guaranteed payments.

Annuity Payment Options

The policy provides several annuity payment options that are described below. You may choose any combination of annuity payment options. We will use your policy value to provide these annuity payments. If the policy value on the annuity commencement date is less than $2,000, we reserve the right to pay it in one lump sum in lieu of applying it under an annuity payment option. You can receive annuity payments monthly, quarterly, semi-annually, or annually. (We reserve the right to change the frequency if payments would be less than $50.)

In deciding on which annuity payment option to elect, you must decide if fixed or variable payments are better for you. If you choose to receive fixed payments, then the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The dollar amount of additional variable payments will vary based on the investment performance of the subaccount(s) you select. The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance (net of fees and expenses) exactly matched the assumed investment return of 3% at all times, the amount of each variable annuity payment would remain constant. If actual investment performance (net of fees and expenses) exceeds the assumed investment

Guaranteed Minimum Death Benefit

On the policy application, you may generally choose a guaranteed minimum death benefit (age limitations may apply) for an additional fee. After the policy is issued, you cannot make an election and the death benefit cannot be changed.

Return of Premium Death Benefit

The Return of Premium Death Benefit is equal to:

•	total premium payments; less
•	~~any adjusted partial surrenders as of the date of death.~~any adjusted partial surrenders (please see “Appendix - Death Benefit”) as of the date of death.

This benefit is not available if you or the annuitant is 86 or older on the policy date. There is an extra charge for this death benefit. See FEE TABLE AND EXPENSE EXAMPLES.

Designated Investment Options. If you elected the Return of Premium Death Benefit, you must allocate 100% of your policy value to one or more of the designated investment options approved for the Return of Premium Death Benefit. See~~”~~ “Appendix - Designated Investment Options~~”~~ “ for a complete listing of available subaccounts.

Please note:

•	All policy value must be allocated to one or more designated investment options.
•	You may transfer amounts among the designated investment options; however, you cannot transfer any amount to any other subaccount if you elect this death benefit.

Please note: You will not receive an optional guaranteed minimum death benefit if you do not choose one when you purchase your policy.

~~The Guaranteed Minimum Death Benefit may vary for certain policies and may not be available for all policies. This disclosure explains the material features of the Guaranteed Minimum Death Benefit. The application and operation of the Guaranteed Minimum Death Benefit are governed by the terms and conditions of the policy form and riders.~~The Guaranteed Minimum Death Benefit may vary for certain policies and may not be available for all policies. This disclosure explains the material features of the Guaranteed Minimum Death Benefit.

Adjusted Partial Surrender

When you request a partial surrender, your guaranteed minimum death benefit will be reduced by an amount called the adjusted partial surrender. Under certain circumstances, the adjusted partial surrender may be more than the dollar amount of your surrender request. This will generally be the case if the guaranteed minimum death benefit exceeds the policy value at the time of surrender. It is also possible that if a death benefit is paid after you have made a partial surrender, then the total amount paid could be less than the total premium payments.

Connecticut ~~- If the policy is canceled prior to deliver, the amount of your premium payment is returned.~~. - During the right to cancel period, prior to delivery of the policy, the owner will receive return of premium. The unemployment waiver is not available. No excess interest adjustment upon annuitization. Service Charge cannot be assessed at time of surrender. Transfer restrictions apply if more than one transfer is made in a 30 day period.

Florida ~~- The right to cancel period for owners that are less than age 65 is 14 days. The right to cancel period for owners that are age 65 and above is 21 days. The unemployment waiver is not available. Notwithstanding any references to withdrawal order sections of the policy, the service charge will be deducted from the policy value’s earnings, if available. Surrender charges and excess interest adjustment are not applied at annuitization or death. Annuitization can be no earlier than the first policy anniversary.~~. - Owners 65 and older have a 21 day right to cancel period. Owners less than 65 have a 14 day right to cancel period. Unemployment waiver is not available. Excess interest adjustment not applied upon annuitization or death. No surrender charge applied upon death. Annuity commencement date not allowed until after the first policy year.

Montana ~~- The unemployment waiver is not available. There is no premium tax in the state of Montana. The premium enhancement recapture does not include unemployment. Only uni-sex factors are used in calculating annuity payments.~~. - Unemployment waiver is not available. Death benefit must be paid within 60 days and any interest due after 30 days.

New York ~~- The amount returned under the right to cancel provision is the premium payment allocated to the fixed account, if any, plus the policy value in the separate account, if any, including any fees and charges. If the policy is a replacement, the right to cancel period is extended to 60 days. The Unemployment Waiver and Telephone Transactions are not available. The issue requirements for the Retirement Income Max~~. - Under the right to cancel provision is the premium payment allocated to the fixed account, if any, plus the policy value in the separate account, if any, including any fees and charges is returned. If the policy is a replacement, the right to cancel period is extended to 60 days. Unemployment Waiver and Telephone Transactions are not available. There is no excess interest adjustment. There are no surrender charges at time of death. Death benefit payable during the accumulation phase is the greater of policy value or guaranteed minimum death benefit, if any. Policy value is used upon annuitization. Annuity commencement date cannot be earlier than the first policy anniversary. Retirement Income MaxSM  ~~Rider are that the annuitant is at least age 56 and not yet age 86 for Single Life and at least age 65 but not yet age 86 for Joint Life. The guaranteed minimum interest rate will be at least equal to the nonforfeiture rate. There is no excess interest adjustment. A surrender charge is not applied at annuitization or death. The amount of the death benefit payable during the accumulation phase is the greater of the policy value on the date we receive due proof of death and an election of method of settlement or the guaranteed minimum death benefit, if any, on the date of death, plus any additional premium payments received, less any gross withdrawals from the date of death to the date of payment of death proceeds. Annuitization can be no earlier than the first policy anniversary.~~ Rider issue requirements are annuitant is 56 - 85 for Single Life or 65 - 85 for Joint Life. Retirement Income MaxSM rider fees cannot be deducted from the fixed account if available.

North Dakota ~~- The right to cancel period for owners is 20 days.~~. - Right to cancel period is 20 days.

A limited number of affiliated and unaffiliated broker-dealers may also be paid commissions and overrides to “wholesale” the policies, that is, to provide sales support and training to sales representatives at the selling firms. We also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to the policies that have already been purchased.

~~The selling firms that have selling agreements with us and TCI are paid commissions for the promotion and sale of the policies according to one or more schedules. The amount and timing of commissions may vary depending on the selling agreement, but the maximum commission is of premiums (additional amounts may be paid as overrides to wholesalers).~~

There are no commissions paid on premium payments, however, an annual continuing fee based on policy values will be paid to the selling firms. These commissions are not deducted from premium payments.

To the extent permitted by Financial Industry Regulatory Authority (FINRA) rules, TCI may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms and their sales representatives. These arrangements are sometimes referred to as “revenue sharing” arrangements and are described further below.

The sales representative who sells you the policy typically receives a portion of the compensation we (and our affiliates) pay to the selling firms, depending on the agreement between the selling firm and its registered representative and the firm’s internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about the compensation your sales representative, and the selling firm that employs your sales representative, may receive in connection with your purchase of a policy. Also inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm, including the conflicts of interests that such arrangements may create.

You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these differences may create an incentive for the selling firm or its sales representatives to recommend or sell this policy to you. You may wish to take such incentives into account when considering and evaluating any recommendation relating to the policies.

Special Compensation Paid to Affiliated Firms. We and/or our affiliates provide paid-in capital to TCI and pay the cost of TCI’s operating and other expenses, including costs for facilities, legal and accounting services, and other internal administrative functions. We and/or our affiliates also provide TCI with a percentage of total commissions paid on sales of our policies and provide TCI with capital payments that are not contingent on sales.

TCI’s registered representatives and supervisors may receive non-cash compensation, such as attendance at conferences, seminars and trips (such as travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items, payments, loans, loan forgiveness or loan guaranties.

Additional Compensation That We, TCI and/or Our Affiliates Pay to Selected Selling Firms. TCI, in connection with the sales of the policies, may pay certain selling firms additional cash amounts for “preferred product” treatment of the policies in their marketing programs in order to receive enhanced marketing services and increased access to their sales representatives. In exchange for providing TCI with access to their distribution network, such

APPENDIX

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS

SUBACCOUNT(1)	PORTFOLIO	ADVISOR/SUBADVISOR
TRANSAMERICA SERIES TRUST
TA AEGON Money Market - Service Class(2)(1)	Transamerica AEGON Money Market VP – Service Class(1)	AEGON USA Investment Management, LLC
Investment Objective: Maximum current income from money market securities consistent with liquidity and preservation of principal.
TA AEGON Tactical Vanguard ETF - Balanced - Service Class	Transamerica AEGON Active Asset Allocation - Moderate VP - Service Class	AEGON USA Investment Management, LLC
Investment Objective: Capital appreciation and current income.
TA AEGON Tactical Vanguard ETF - Conservative - Service Class	Transamerica AEGON Active Asset Allocation - Conservative VP - Service Class	AEGON USA Investment Management, LLC
Investment Objective: Current income and preservation of capital.
TA AEGON Tactical Vanguard ETF - Growth - Service Class	Transamerica AEGON Active Asset Allocation - Moderate Growth VP - Service Class	AEGON USA Investment Management, LLC
Investment Objective: Capital appreciation with current income as secondary objective.
TA AEGON U.S. Government Securities - Service Class	Transamerica AEGON U.S. Government Securities VP – Service Class	AEGON USA Investment Management, LLC
Investment Objective: As high a level of total return as is consistent with prudent investment strategies.
TA AllianceBernstein Dynamic Allocation - Service Class	Transamerica AllianceBernstein Dynamic Allocation VP - Service Class	Alliance Bernstein L.P.
Investment Objective: Capital appreciation and current income.
TA Asset Allocation - Conservative - Service Class	Transamerica Asset Allocation - Conservative VP – Service Class	Transamerica Asset Management, Inc. (3)
Investment Objective: Current income and preservation of capital.
TA Asset Allocation - Growth - Service Class	Transamerica Asset Allocation - Growth VP – Service Class	Transamerica Asset Management, Inc. (3)
Investment Objective: Long-term capital appreciation.
TA Asset Allocation - Moderate - Service Class	Transamerica Asset Allocation - Moderate VP – Service Class	Transamerica Asset Management, Inc. (3)
Investment Objective: Capital appreciation and current income.
TA Asset Allocation - Moderate Growth - Service Class	Transamerica Asset Allocation - Moderate Growth VP – Service Class	Transamerica Asset Management, Inc. (3)
Investment Objective: Capital appreciation with current income as a secondary objective.
~~TA International Moderate Growth - Service Class~~	~~Transamerica International Moderate Growth VP – Service Class~~	~~Transamerica Asset Management, Inc.(3)~~
~~Investment Objective: Capital appreciation with current income as a secondary objective.~~
TA BlackRock Global Allocation - Service Class	Transamerica BlackRock Global Allocation VP - Service Class	BlackRock Investment Management, LLC
Investment Objective: High total investment return. Total investment return is the combination of capital appreciation and investment income.
TA BlackRock Tactical Allocation - Service Class	Transamerica BlackRock Tactical Allocation VP - Service Class	BlackRock Financial Management, Inc.
Investment Objective: Capital appreciation with current income as a secondary objective.
~~TA Efficient Markets - Service Class~~ TA Hanlon Income - Service Class	~~Transamerica Efficient Markets VP - Service Class~~ Transamerica Hanlon Income VP – Service Class	~~AEGON USA Investment Management, LLC~~Hanlon Investment Management, Inc.
Investment Objective: ~~Capital appreciation while seeking income as a secondary objective.~~ Conservative stability.
~~TA Hanlon Income - Service Class~~ TA International Moderate Growth - Service Class	~~Transamerica Hanlon Income VP – Service Class~~Transamerica International Moderate Growth VP – Service Class	~~Hanlon Investment Management, Inc.~~Transamerica Asset Management, Inc.
Investment Objective: ~~Conservative stability~~. Capital appreciation with current income as a secondary objective.
TA JPMorgan Core Bond - Service Class	Transamerica JPMorgan Core Bond VP - Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Total return, consisting of current income and capital appreciation.
TA JPMorgan Mid Cap Value - Service Class	Transamerica JPMorgan Mid Cap Value VP – Service Class	J.P. Morgan Investment Management Inc.
Investment Objective: Growth from capital appreciation.

APPENDIX

EXCESS INTEREST ADJUSTMENT EXAMPLES

Money that you surrender from, transfer out of, or apply to an annuity payment option, from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment (“EIA”). If, at the time of such transactions interest rates set by us have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value.

Excess interest adjustments will not reduce the policy value for a guaranteed period option below the premium payments and transfers to that guaranteed period option, less any prior partial surrenders and transfers from the guaranteed period option, plus interest at the policy’s minimum guaranteed effective annual interest rate. This is referred to as the excess interest adjustment floor.

The formula that will be used to determine the excess interest adjustment is:

S* (G-C)* (M/12)

S	=	Is the amount (before ~~surrender charges,~~ premium taxes and the application of any Guaranteed Minimum Death Benefits, if any) being surrendered, withdrawn, transferred, paid upon death, or applied to an income option that is subject to the excess interest adjustment.
G	=	Is the guaranteed interest rate for the guaranteed period applicable to “S”;
C	=	Is the current guaranteed interest rate then being offered on new premium payments for the next longer option period than “M”. If this policy form or such an option period is no longer offered, “C” will be the U.S. Treasury rate for the next longer maturity (in whole years) than “M” on the 25th day of the previous calendar month; and
M	=	Number of months remaining in the current option period for “S”, rounded up to the next higher whole number of months.
*	=	multiplication~~^~~	~~=exponentiation (as used in the following examples)~~

The following examples are for illustrative purposes only and are calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal. In the following examples ^ denotes exponentiation.

of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which we calculate on each market day based on the performance of the separate account’s underlying fund portfolio and the deductions for the mortality and expense risk fee and the administrative charges. The total return will then be calculated according to the following formula:

P (1 + T)N = ERV

Where:
T	=	The average annual total return net of subaccount recurring charges.
ERV	=	The ending redeemable value of the hypothetical account at the end of the period.
P	=	A hypothetical initial payment of $1,000.
N	=	The number of years in the period.

Other Performance Data

We may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. ~~The non-standard format will be identical to the standard format.~~

We may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula:

CTR = (ERV / P)-1

Where:
CTR	=	The cumulative total return net of subaccount recurring charges for the period.
ERV	=	The ending redeemable value of the hypothetical investment at the end of the period.
P	=	A hypothetical initial payment of $1,000.

All non-standard performance data will only be advertised if the standard performance data is also disclosed.

Adjusted Historical Performance Data

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date a particular subaccount commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the various portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of policy charges that are currently in effect.

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